August 7, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: World Scan Project, Inc.

Registration Statement on Form S-1

Filed July 23, 2020

File No. 333-239119

To the men and women of the SEC:

On behalf of World Scan Project, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 4, 2020 addressed to Mr. Ryohei Uetaki, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on July 23, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed July 23, 2020

The Company, page 2

1. Please clarify here that you are a holding company.

Company Response: We have revised page 2 to disclose that we are a holding company.

At present the Company generates revenue solely through inventory sold to Drone Net..., page 5

2. Disclosure here and elsewhere indicates that if your relationship with Drone Net Co. Ltd. or Drone Net should terminate, you would lose your sole source of revenue and may be forced to alter, cease, or suspend your business operations in a worst case scenario. Additionally, disclosure on page 16 and elsewhere indicates that Drone Net will not develop, manufacture, purchase, or sell similar products to SkyFight-X, your sole product, without your consent through February 23, 2023. Tell us why you are not substantially dependent upon Drone Net as your sole customer and not required under Item 601(b)(10)(ii)(B) of Regulation S-K to file your product sale agreement and your memorandum of understanding with Drone Net as exhibits. Alternatively, file your product sale agreement and your memorandum of understanding with Drone Net as exhibits.

Company Response: We have included herein our agreement(s) with Drone Net Co., Ltd. as exhibit 10.2.

At present we rely exclusively on G-Force, Inc. to manufacture our SkyFight-X drones..., page 5

3. Disclosure here and elsewhere indicates that if your relationship with G-Force, Inc. or G-Force should terminate, your results of operations would be significantly impacted. Tell us why you are not substantially dependent upon G-Force as your sole OEM supplier and not required under Item 601(b)(10)(ii)(B) of Regulation S-K to file your OEM agreement with G-Force as an exhibit. Alternatively, file your OEM agreement with G-Force as an exhibit.

Company Response: We have included herein our agreement with G-Force, Inc. as exhibit 10.3

Additional Information, page 15

4. You indicate in response to prior comment 5 that you plan to hire additional employees, improve upon your current product offerings, research and develop new product offerings, and develop a more definitive marketing plan in the next 12 months. Disclose the known or estimated costs for each of these components of your plan of operations in the next 12 months. Additionally, specify the number of additional employees that you intend to hire in the next 12 months.

Company Response: We have revised page 15 to include disclosures regarding the anticipated costs of certain components of our plan going forward for the next twelve month period.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 7, 2020

/s/ Ryohei Uetaki

Ryohei Uetaki

Chief Executive Officer